

Mail Stop 7010

January 30, 2009

Terry D. Schumacher
Chief Financial Officer
Jewett-Cameron Trading Company Ltd.
32275 NW Hillcrest
North Plains, Oregon 97133

> **Re:** **Jewett-Cameron Trading Company Ltd.**
> **Form 10-K for Fiscal Year Ended August 31, 2008**
> **File No. 0-19954**

Dear Mr. Schumacher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED AUGUST 31, 2008

General

1.   Please revise future filings to check the box which designates the Company as a smaller reporting company in accordance with Release No. 33-8876, Smaller Reporting Company Regulatory Relief and Simplification found on our website at http://www.sec.gov/rules/final/2007/33-8876.pdf if you plan to continue to follow the scaled disclosure standards.

2.   Please also note and reflect in future filings the aggregate market value of your voting and non-voting common equity held by non-affiliates should be determined as of the last business day of your most recently completed second quarter.

Narrative Description of Business, page 5

3.   Please quantify in future filings the amount of backlog in the Lawn, Garden, Pet and Other Segment. Refer to Item 101(c)(viii) of Regulation S-K.

Management's Discussion and Analysis, page 11
Results of Operations, page 11

4.   Please expand your discussion in future filings to quantify the underlying factors that contribute to significant changes in sales and cost of sales. For example within the Industrial Wood Products segmental results of operations, a quantitative analysis of the impact of the loss of a significant contract and the offsetting impacts of the departure and hiring of new traders will enhance your disclosure. Refer to Sections I and III of Release No. 33-8380, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

5.   According to Section III.B.2 and IV.B.1 of Release No. 33-8380, an analysis of segmental results and cash flows may be required if it is material to an understanding of the consolidated information. As such, please expand your discussion of the Seed Processing and Sales and Industrial Tools and Clamps segments in the annual results of operations discussion and provide a segmental analysis in your future quarterly filings to discuss significant changes in the segment results.

Liquidity and Capital Resources, page 13

6.   Please disclose in future filings the underlying reasons for significant changes in accounts receivable and inventory. For example disclosure of changes in collection policies or patterns or inventory level projections will assist your investors to see the business "through the eyes of management." Refer to Section IV of Release No. 33-8380.

7.   Please disclose in future filings the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the most significant required financial ratios as well as the actual ratios as of each reporting date. See Sections I.D and IV.C of Release No. 33-8350.

Critical Accounting Policies, page 14

8.   Please specifically disclose in future filings a discussion of each of the most
       critical accounting policies involving accounting estimates and assumptions that
       may be material due to the levels of subjectivity and judgment necessary to
       account for highly uncertain matters or the susceptibility of such matters to
       change, and that have a material impact on financial condition or operating
       performance. See Section I.D of Release No. 33-8380.

Note 6. Income Taxes, page 32

9.   Please tell us if and how you adopted FASB Interpretation No. 48 (FIN 48),
       "Accounting for Uncertainty in Income Taxes."

Note 14. Segment Information, page 36

10.   We note you determine your reportable segments based on the nature of the
       products offered. It is unclear to us how aggregation of all the business
       operations within the Lawn, Garden, Pet and Other Segment into one reportable
       segment meets the criteria of SFAS 131. This segment appears to include a wide
       variety of wood and metal products and represents a significant and growing
       percentage of total sales, income from operations, and total assets. We also read
       on page 12 that the specialty metals products within this segment have a much
       higher gross margin than other products. As such, please tell us how your current
       segment reporting complies with SFAS 131.

11.   Please provide in future filings the enterprise geographic information for revenues
       and long-lived assets in accordance with paragraph 38 of SFAS 131.

12.   In future filings please also provide a reconciliation from your primary financial
       measure, which appears to be income from operations to income before taxes as
       provided for in SFAS 131 paragraph 32 (b).

Item 9A. Controls and Procedures

13.   Please revise future annual and quarterly filings to disclose what material changes
       in your internal control over financial reporting, if any, occurred during the most
       recent fiscal *quarter* in accordance with Item 308(c) of Regulation S-K.

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

Terry Schumacher
Jewett-Cameron Trading Company Ltd.
January 30, 2009
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief